[CWWJO Letterhead]

October 26, 2006

Via EDGAR and
Facsimile 202-772-9202

Max A. Webb, Assistant Director
United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Western Sizzlin Corporation
Pre-Effective Amendment No. 2 to Form S-3, filed October 26, 2006
SEC File No. 333-137222
Our File No. WSC06-CB006

Dear Mr. Webb:

Forwarded with this letter is Pre-Effective Amendment No. 2 to Western Sizzlin Corporation’s Form S-3, marked to show changes from Pre-Effective Amendment No. 1.  Below are responses to the comments included in your letter of October 23 2006, made with reference to the section titles and item numbers in your letter.

Recent Developments in Our Business, page 14

1.                                         No response required.

2.                                         The incorrect date of the Form 8-K filed July 14, 2006, has been removed as part of the revisions made in response to comment 3.

3.                                         The requested revision to the disclosure regarding the Board’s delegation of investment authority to Mr. Biglari that includes borrowing funds has been made.

4.                                         The requested additional disclosure concerning the margin loans and lines of credit has been added to the Use of Proceeds section.

Exhibit 5.0:  Opinion of Cline Williams Wright Johnson & Oldfather, LLP

5.                                         The opinion of counsel as filed with Amendment No. 1 states in item (iv) of the opinion paragraph that the shares are fully paid and non-assessable.  Thus, we believe that your comment is already addressed in the opinion.

We believe that the foregoing responds fully to your comments. If you have any additional comments or questions, please contact me.

Yours very truly,

/s/ Michael C. Pallesen
For the Firm
cc:	Sardar Biglari
Robyn B. Mabe